信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2007/CS-0300

2


07022245

T
1
2
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention copy of each of the following documents of the Company:-

1. Press Announcement on interim results for the six months ended 31 December 2006; and
2. Joint Press Announcement on Notice to Holders of the Convertible Bonds.

For your information, the above documents are also accessible at our website "http://www.sino-land.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

Encls.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Interim Results 2007\21.03.2007\Letter - ADR.doc

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floors, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

HK$2,500,000,000
1.625% Guaranteed Convertible Bonds due 2009
(the "Convertible Bonds")

(Stock Code: 2504)

issued by

GETSMART FINANCE LIMITED

(Incorporated in the British Virgin Islands with limited liability)

unconditionally and irrevocably guaranteed by



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the "**Terms and Conditions**"). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the Terms and Conditions.

The directors of Sino Land Company Limited ("**Sino Land**") and Getsmart Finance Limited ("**Getsmart**") jointly announce that on 20th March, 2007 Sino Land declared an interim dividend (the "**2007 Interim Dividend**") of HK8.5 cents per share (with an option for scrip dividend) for the year ending 30th June, 2007 to Sino Land's shareholders whose names appear on the register of members of Sino Land (the "**Register of Members**") on 18th April, 2007 (the "**Record Date**").

The 2007 Interim Dividend will be despatched by Sino Land on or about 16th May, 2007.

The Register of Members will be closed from 16th April, 2007 to 18th April, 2007 (both dates inclusive) and will be re-opened on 19th April, 2007.

Holders of the Convertible Bonds who wish to exercise their conversion rights attaching to their Convertible Bonds so as to be entitled to the 2007 Interim Dividend should lodge the properly completed and signed conversion notices with the Principal Agent **on or before 3:00 p.m. (London time) on 3rd April, 2007** in order to ensure sufficient time for registration as a shareholder of Sino Land by the Record Date.

Holders of the Convertible Bonds who submit conversion notices to the Principal Agent **after 3:00 p.m. (London time) on 3rd April, 2007 but before 3:00 p.m. (London time) on 17th April, 2007** may not be registered as shareholders of Sino Land by the Record Date, and therefore may not be entitled to the 2007 Interim Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2007 Interim Dividend pursuant to Condition 6.2.3(v).

By Order of the Board of
Sino Land Company Limited
Raymond Tong Kwok Tung
Director

By Order of the Board of
Getsmart Finance Limited
Raymond Tong Kwok Tung
Director

Hong Kong, 20th March, 2007

As at the date of this announcement, the executive directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the non-executive director is The Honourable Ronald Joseph Arculli and the independent non-executive directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning. The directors of Getsmart are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai.



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

CHAIRMAN'S STATEMENT

I am pleased to present my interim report to the shareholders.

INTERIM RESULTS

The Group's unaudited consolidated net profit attributable to shareholders for the six months ended 31st December, 2006 was HK$1,519.1 million (2005: HK$1,066.3 million). Excluding revaluation surplus on investment properties net of deferred tax of HK$686.4 million, the Group's underlying net profit from operations increased by 111.6% to HK$832.7 million (2005: HK$393.5 million).

The turnover of the Group for the interim period was HK$1,147.9 million, representing an increase of 24.9% compared with HK$918.5 million over the corresponding period last year. Earnings per share for the period was 34.68 cents.

The results for the interim period ended 31st December, 2006 reflect the adoption of all Hong Kong Financial Reporting Standards applicable to the Group that are effective for the accounting period.

DIVIDEND

The Directors have declared an interim dividend of 8.5 cents per share payable on 16th May, 2007 to those shareholders whose names shall appear on the Register of Members of the Company on 13th April, 2007.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 26th April, 2007. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 16th May, 2007.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS REVIEW

(1) Sales Activities

Turnover from sales for the interim period ended 31st December, 2006 was derived from sales of residential units already completed. At associate level, earnings from property sales were derived from sales of completed residential units in Hong Kong as well as the completed Phase II of One HoneyLake in Shenzhen and Phase II of Chengdu International Community in Sichuan, details of which are presented in the table below. Market response for the two projects in mainland China was favourable. Over 80% of all the units in One HoneyLake project has been sold and subsequent phases of the Chengdu International Community will be put on the market over the next few years.

Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
2. TPTL 187, Pak Shek Kok, Tai Po, New Territories	Residential/ Retail	50%	172,703
3. Remaining portion of NKIL 1069, 270 - 274 Cheung Sha Wan Road, Kowloon	Residential/ Retail	100%	36,497
			396,647

(3) Property Development

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 2.17 million square feet in the second half of the financial year ending 30th June, 2007:

Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1. Vision City, 1 Yeung Uk Road, Tsuen Wan, New Territories	Residential/ Retail	100%	1,401,472
2. One HoneyLake, Phase III, Xiangmei Road, Futian District, Shenzhen	Residential	50%	212,809
3. Greenfields, No. 8, Lanyu 5 Jie, Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2	Residential/ Retail	100%	314,655
4. Chengdu International Community, Phase III, Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan	Residential/ Commercial	20%	249,401
			2,178,337

(4) Rental Activities

Property leasing performed solidly and the gross rental revenue of the Group, including the attributable share of its associates, increased by 13.7% to HK$782.1 million for the interim period ended 31st December, 2006. The increase in rental revenue was primarily due to positive rental increases

comprising cash on hand of approximately HK$5,217.5 million together with committed undrawn facilities of approximately HK$8,678.9 million. Total assets and shareholders' fund of the Group were HK$67.9 billion and HK$43.0 billion respectively.

As at 31st December, 2006, a total of HK$1,886,630,000 Convertible Bonds due 2009 (the "Bonds") were converted into 204,512,718 ordinary shares of Sino Land. Subsequent to the period end, additional notices have been received for the conversion of HK$549,120,000 worth of Bonds into 60,342,854 ordinary shares, leaving a principal amount outstanding of HK$64,250,000 or 2.57% of the original principal amount of the Bonds. Pursuant to Clause 8.3 of the Terms and Conditions of the Bonds, the Issuer of the Bonds has the option to early redeem the Bonds in whole if the principal amount outstanding is less than 10% of the principal amount originally issued. The Issuer, therefore, has already given notice to the Trustee and Principal Agent of its intention to exercise its option to redeem the outstanding balance of the Bonds.

As to the litigation between Sino Land Company Limited ("Sino Land") and Hang Lung Group Limited ("Hang Lung") in respect of acquisition of a company which owns a property in Yau Kom Tau in Tsuen Wan for development into a hotel, the Court of Final Appeal on 5th February, 2007 allowed the appeal by Sino Land. Pursuant to the judgment, on 6th February, 2007, Hang Lung repaid to Sino Land the deposit of HK$321 million leaving assessment of interest, damages and costs to be agreed or dealt with by the courts.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2006. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the remaining balance of the Convertible Bonds due 2009.

CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established an Audit Committee, Compliance Committee and Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communications with investors and shareholders by various channels such as non-deal roadshows, investor conferences, results briefing, site visits and corporate website to disseminate information on the Group's latest developments.

Management are pleased that the Group received a number of awards from Euromoney, Asiamoney and FinanceAsia, including Number 1 Most Improved Best Managed Company in Asia and Top Ten-Best Managed Company in Asia, from *Euromoney*. Management would like to thank everyone who nominated us for these awards. Their encouragement and support continue to motivate us to further improve the quality of our products and services.

CUSTOMER SERVICE

The Group re-affirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that best design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements

Location	Usage	Group's Interest	Attributable Gross Floor Area
Jin Niu District, Chengdu, Sichuan			
			561,507

In Hong Kong, Vision City, a project located in the centre of Tsuen Wan area and situated in between two railway arteries MTR Tsuen Wan line and KCR West Rail, was launched in the market in the second quarter of 2006. Market response for this project was positive with approximately 50% sold. Subsequent to the interim period, the construction of the project was completed with Occupation Permit obtained in March 2007.

In July 2006, the Group launched the sale of units in the residential project Greenfields in Guangzhou, PRC. Market response for the project was good with over 65% of the residential units sold. The project is expected to be completed in 2007.

(2) Land Bank

As at 31st December, 2006, the Group had a land bank of approximately 27.2 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 56% is residential; 28% commercial; 8% industrial; 5% car parks and 3% hotels. In terms of breakdown of the land bank by status, 16.7 million square feet consist of properties under development, 9.3 million square feet of properties for investment/own use and 1.2 million square feet of properties held for sale. The Group will continue to replenish its land bank selectively to optimise its earnings potential.

During the interim period, the Group acquired two plots of land for property development. First, on 28th November, 2006, the Group successfully acquired a site in Kowloon Tong, Hong Kong for the development of luxury residential units. Secondly, the Group acquired an additional site at Collyer Quay in Marina Bay in Singapore on 18th December, 2006. The site is expected to be developed into a distinctive complex that features a boutique hotel together with commercial and entertainment uses. Details of the acquisitions are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1. NKIL 6374, 1 Broadcast Drive, Kowloon Tong, Kowloon	Residential	100%	196,590
2. Collyer Quay Singapore	Commercial/Hotel	100%	107,640
			304,230

Subsequent to the interim period end, the Group acquired a total of three sites in Hong Kong. Details of the sites are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area (Square feet)
1 TPTL 186 Pak Shek Kok, Tai Po, New Territories	Residential	25%	187,447

use of space. These initiatives will help enhance capital value of the retail properties.

Capitalising on the economic growth in Hong Kong and mainland China, the expansion of business enterprises continued to strengthen the demand for offices. The office market generally recorded strong take-up and continued to perform well during the interim period with improved occupancy and rental rates.

The industrial sector registered a robust growth due to strong demand resulting from resilient trade activities in Hong Kong and mainland China. The overall occupancy rate of our industrial buildings was good with favourable rental rates.

As at 31st December, 2006, the Group had approximately 9.3 million square feet of attributable gross floor area of properties for investment/own use. Of this portfolio, commercial developments account for 56%, industrial development: 19%, car parks 16%, hotels 7%, and 2% residential.

(5) Hotels

Visitor arrivals in Hong Kong saw a steady growth in 2006 mainly attributable to a continuous increase in business and family arrivals, with the number of visitor arrivals reaching another record high of over 25 million. During the interim period, Conrad Hong Kong achieved favourable growth in both room sales and average room rates compared with the previous interim period. With tourism industry and business travel continuing to grow, and visitor arrivals expected to increase in 2007, Conrad Hong Kong is set for further positive growth.

The Fullerton Singapore recorded a favourable growth in earnings during the interim period. Singapore's tourism and hospitality industries registered an annual growth of 9.0% and 14.5% on visitor arrivals and tourism receipts respectively in 2006. Benefiting from the strong visitor arrivals, the hotel industry saw good increase in average room rates and average occupancy rate. The Fullerton Singapore was awarded 'The Best Hotel in Asia' by Condé Nast Traveller Readers' Choice Awards (2006). Management will continue its pursuit to improve the quality of its products and services to meet the needs of discerning guests.

(6) Mainland Business

The Group's focused and selective approach to its development business in mainland China not only resulted in the successful sales of projects in Xiamen, Guangzhou, Shenzhen and Chengdu but has also given the Group a good foothold in that market. The Group has a number of development projects at prime locations in various cities, namely Shenzhen, Chengdu, Guangzhou, Xiamen, Fuzhou and Zhangzhou. The projects will be completed in phases over the next few years.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2006.

FINANCE

As at 31st December, 2006, the Group's gearing was 27.1%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The decrease in gearing compared with that as at 30th June, 2006 was mainly due to the receipt of the balance of the sales proceeds from the sale of residential units in One SilverSea. Of the total borrowings, 19.3% was repayable within one year, 22.8% repayable between one and two years and 57.9% repayable between two and five years. The Group, including the attributable share of its associates, had cash resources of approximately HK$13,896.5 million.

of service, management capability, contribution to community and charity services, and promotion of environmental protection. The Group will continue to make improvements in its quality of service so as to ensure customer satisfaction and brand enhancement.

CORPORATE CITIZENSHIP

To further the Group's commitment to good corporate citizenship, the Community Care Committee (the "Committee") works closely with different charitable and voluntary organizations to organise various community services for the needy.

On the environmental protection side, the Group has collaborated with a number of international organisations focusing on promoting environmental protection to co-organise activities to inspire public interest in protecting our natural resources and encourage the concept of green living.

It is also the Group's belief that supporting local arts and cultural activities is important to foster creativity, reinforce public awareness and fulfill Hong Kong people's artistic appreciation. The Committee will continue to roll out activities for staff participation as well as to serve the community in the years to come.

PROSPECTS

The world economy as a whole went through a sustainable economic growth in 2006 and is expected to grow steadily in 2007. In China, the economic growth momentum is expected to continue and the economy to remain vibrant. The Central Government's fine-tuning fiscal and monetary measures in recent years will ensure a healthy and a balanced economic growth in the medium to long run. The affluent class in China is also growing rapidly. Combined with appreciation of Reminbi, consumer spending, housing demand and outbound travel are expected to rise, benefiting the economy of Hong Kong.

Hong Kong registered good growth in 2006 with GDP expanding better than expected resulting in higher household income and unemployment falling to a 6-year low. The positive wealth effect has further stimulated private consumption driving retail sales. The recently announced Government Budget will be conducive to sustain a broad-based economic growth, strengthen economic competitiveness of Hong Kong and improve the people's livelihood as a whole which are positive to potential home-buyers and home-owners. The continuing growth in the Hong Kong economy, improving consumer's confidence, an increase in the number of births and marriages have led to a strengthening of demand for all types of housing. Of particular interest is the continued strong demand for quality properties. This trend is set to continue. Coupled with the availability of favourable housing mortgage terms and attractive mortgage interest rates, the outlook for the residential market is positive.

The Group continues to be well prepared to take advantage of the exciting opportunities ahead. It will continue its policy of selectively and continuously replenishing its land bank to optimise earnings and of improving the quality of its properties and services to enhance the lifestyle for its customers. The Group's acquisition of prime sites for its land bank will enable it to strengthen earnings and profitability, and continue to deliver value to its shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 20th March, 2007

2.



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

INTERIM RESULTS

The unaudited results of the Group for the six months ended 31st December, 2006 are as follows:

Consolidated Income Statement

	Notes	Six months ended 31st December, 2006 (Unaudited) HK$	Six months ended 31st December, 2005 (Unaudited and restated) HK$
Turnover	3	1,147,963,393	918,562,211
Cost of sales		(34,178,427)	(7,407,480)
Direct expenses		(388,533,145)	(282,535,647)
		725,251,821	628,619,084
Other income		48,445,236	24,655,845
Increase in fair value of investment properties		710,801,516	434,829,304
Gain arising from change in fair value of trading securities		132,734,760	45,021,965
Loss on disposal of available-for-sale investments		-	(920,856)
Administrative expenses		(260,377,560)	(230,341,110)
Finance income		184,497,837	91,264,166
Finance costs		(294,084,901)	(186,580,431)
Net finance costs		(109,587,064)	(95,316,265)
Share of results of associates	4	503,795,406	381,061,805
Profit before taxation	5	1,751,064,115	1,187,609,772
Income tax expense	6	(193,171,892)	(116,959,770)
Profit for the period		1,557,892,223	1,070,650,002
Attributable to:			
Equity holders of the Company		1,519,137,234	1,066,392,290
Minority interests		38,754,989	4,257,712
		1,557,892,223	1,070,650,002
Interim dividend at HK8 5 cents (2005 - HK8 5 cents) per share		392,350,677	365,390,456
Earnings per share	7		
Basic		34.68 cents	24.73 cents
Diluted		33.64 cents	24.19 cents

Consolidated Balance Sheet

	Notes	31st December, 2006 (Unaudited) HK$	30th June, 2006 (Unaudited and restated) HK$
Non-current assets			
Investment properties		21,420,807,655	20,663,840,276
Hotel property		846,563,290	820,861,230
Property, plant and equipment		65,906,303	67,288,392
Prepaid lease payments - non-current		414,894,570	402,334,101
Interests in associates		4,713,235,735	4,911,549,151
Available-for-sale investments		3,565,314,627	3,089,496,220
Advances to associates		8,221,704,796	8,122,751,555
Advances to investee companies		14,357,587	16,232,009
Long-term loans receivable		148,342,517	161,444,485
		39,411,127,080	38,275,797,419
Current assets			
Properties under development		18,309,961,641	15,423,272,565
Stocks of unsold properties		2,177,449,976	2,208,033,690
Hotel inventories		23,441,828	22,183,233
Prepaid lease payments - current		4,661,743	4,495,355
Trading securities		794,089,191	661,354,050
Amounts due from associates		883,149,029	698,809,248
Trade and other receivables	8	1,370,271,985	6,230,059,015
Current portion of long-term loans receivable		8,562,379	8,474,210
Taxation recoverable		238,541,800	239,375,867

2. **Summary of the effects of the changes in accounting policies**

The effect of changes in the accounting policies described in Note 1 on the results for the current and prior period is as follows:

(a) On results and income statements line items

	Six months ended 31st December, 2006 HK$	Six months ended 31st December, 2005 HK$
Income from amortisation of financial guarantee contracts included in finance income	1,354,245	35,530
Decrease in share of results of associates	(118,684)	(35,530)
Increase in profit for the period	1,245,561	-

(b) The cumulative effect of the application of the new HKFRSs as at 30th June, 2006 is summarised below:

	As at 30th June, 2006 (originally stated) HK$	Effect of HKAS 39 and HKFRS 4 (Amendments) HK$	As at 30th June, 2006 (restated) HK$
Balance sheet items			
Interests in associates	4,902,553,731	8,995,420	4,911,549,151
Financial guarantee contracts	-	(8,521,566)	(8,521,566)
Total effects on assets and liabilities		473,854	
Retained profits	22,556,981,054	473,854	22,557,454,908
Total effects on equity		473,854	

Financial guarantee expenses amounted to HK$473,854 have been capitalised in the property under development held by certain associates of the Group for the year ended 30th June, 2006.

(c) The application of the new HKFRSs has no impact on the Group's equity as 1st July, 2005.

3. **Segment information**

Business segments
Six months ended 31st December, 2006

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	559,892,301	-	-	-	-	-	559,892,301
Property sales	92,869,750	-	-	-	-	-	92,869,750
Hotel operations	-	-	-	197,581,494	-	-	197,581,494
Management services	34,492,860	-	-	-	226,289,598	-	260,782,458
Share investment and dealing	-	28,575,854	-	-	-	-	28,575,854
Financing	-	-	8,341,456	-	-	-	8,341,456
	687,254,911	28,575,854	8,341,456	197,581,494	226,289,598	-	1,147,963,393
Other income	13,537,772	18,500,267	1,695,059	61,596	14,650,542	-	48,445,236
Inter segment sales*	-	-	-	-	11,802,678	(11,802,678)	-
Total	700,792,683	47,076,121	10,036,515	197,643,090	252,742,818	(11,802,678)	1,196,408,629
SEGMENT RESULT	1,243,926,863	179,810,881	10,036,515	97,891,965	84,466,509	-	1,617,233,333
Unallocated corporate expenses							(260,377,560)
Net finance costs							(109,587,064)
Share of results of associates							503,795,406
Profit before taxation							1,751,064,115
Income tax expense							(193,171,892)
Profit for the period							1,557,892,223

Six months ended 31st December, 2005

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated (restated) HK$
Turnover							

8. **Trade and other receivables**

Included in trade and other receivables are trade receivables of HK$533,004,955 *(30th June, 2006: HK$5,436,281,700)* mainly comprising rental receivables, which are billed in advance and settlements are expected upon receipt of billings, and property sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	31st December, 2006 HK$	30th June, 2006 HK$
0 - 30 days	474,876,869	5,386,330,566
31 - 60 days	24,877,289	8,295,315
61 - 90 days	9,712,467	5,225,874
Over 90 days	23,538,330	36,429,945
	533,004,955	5,436,281,700

Trade receivables over 90 days amounting to HK$23,538,330 *(30th June, 2006: HK$36,429,945)* are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

9. **Trade and other payables**

Included in trade and other payables are trade payables of HK$196,008,750 *(30th June, 2006: HK$62,235,719)*.

The following is an aged analysis of trade payables at the reporting date:

	31st December, 2006 HK$	30th June, 2006 HK$
0 - 30 days	41,719,013	28,235,976
31 - 60 days	19,741,611	13,355,250
61 - 90 days	2,855,790	6,314,355
Over 90 days	131,692,336	19,330,138
	196,008,750	62,235,719

10. **Pledge of assets**

(a) At 31st December, 2006, the aggregate facilities of bank loans and other loans amounting to HK$20,061,581,773 *(30th June, 2006: HK$20,990,850,860)* were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$13,526,879,523 *(30th June, 2006: HK$14,726,141,360)*.

(b) At 31st December, 2006, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$4,537,050,000 *(30th June, 2006: HK$4,836,383,781)*, of which HK$3,680,550,000 *(30th June, 2006: HK$4,067,383,781)* was utilised by the associates and guaranteed by the Company.

11. **Commitments and contingent liabilities**

At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the financial statements.

		31st December, 2006 HK$	30th June, 2006 HK$
(a)	Commitments in respect of property development expenditure:		
	Authorised but not contracted for	135,414,705	62,054,173
	Contracted but not provided for	4,388,916,144	2,800,447,935
		4,524,330,849	2,862,502,108
	Share of capital commitments of associates in respect of property development expenditure:		
	Authorised but not contracted for	876,636	-
	Contracted but not provided for	62,193,059	152,273,820
		63,069,695	152,273,820
(b)	Share of contingent liabilities of associates arising from tax affairs of associates	131,021,000	131,021,000
	Guarantees given to banks, in respect of banking facilities utilised by associates	3,680,550,000	4,067,383,781

Out of the guarantee amount, HK$8,366,121 *(30th June, 2006 (restated): HK$8,521,566)* was recognised in the interim financial statements as financial guarantee contracts.

(c) In relation to the legal proceedings between the Company and its subsidiary, Mariner International Hotels Limited (collectively referred to as "Sino Land") and Hang Lung (Group) Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") in respect of the acquisition of a company which owns a property in Yau Kom Tau, Tsuen Wan, New Territories for development into a hotel, the Court of Final Appeal on 5th February, 2007 handed down a judgment to allow the appeal by Sino Land against

Taxation payable	756,938,585	909,913,711
Current portion of long-term secured bank loans	309,407,000	411,626,470
Bank loans		
- secured	2,331,652,534	1,995,942,600
- unsecured	500,000,000	1,100,000,000
Secured other loans	18,147,923	17,413,760
Financial guarantee contracts – current	2,809,052	2,749,253
	7,385,663,923	7,765,719,610
Net current assets	21,129,279,298	21,162,704,654
Total assets less current liabilities	60,540,406,378	59,438,502,073
Capital and reserves		
Share capital	4,562,406,648	4,303,699,473
Share premium and reserves	38,484,809,340	35,442,627,530
Equity attributable to equity holders of the Company	43,047,215,988	39,746,327,003
Minority interests	78,466,485	39,711,496
Total equity	43,125,682,473	39,786,038,499
Non-current liabilities		
Long term bank borrowings – due after one year	12,657,136,205	13,365,819,870
Convertible bonds	573,731,277	2,221,745,487
Deferred taxation	2,001,404,430	1,885,620,255
Advances from associates	1,946,771,033	1,928,166,722
Advances from minority shareholders	230,123,691	245,338,927
Financial guarantee contracts – non current	5,557,269	5,772,313
	17,414,723,905	19,652,463,574
	60,540,406,378	59,438,502,073

Notes

1. **Basis of preparation**

The unaudited interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 Interim Financial Reporting issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

The accounting policies used in the unaudited interim financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2006 except as described below.

In the current period, the Group has applied, for the first time, a number of new standard, amendments and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the current accounting period. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that has an effect on how the results and financial position for the current or prior accounting periods are prepared and presented.

<u>Financial guarantee contracts</u>

In the current period, the Group has applied HKAS 39 and Hong Kong Financial Reporting Standards ("HKFRS") 4 (Amendments) Financial Guarantee Contracts which is effective for annual periods beginning on or after 1st January, 2006.

A financial guarantee contract is defined by HKAS 39 Financial Instruments: Recognition and Measurement as "a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument".

Prior to 1st January, 2006, financial guarantee contracts were not accounted for in accordance with HKFRS 4 Insurance Contract and these contracts were disclosed as contingent liabilities. A provision for financial guarantee was only recognised when it was probable that an outflow of resources would be required to settle the financial guarantee obligation and the amount can be estimated reliably.

Upon the application of these amendments, a financial guarantee contract issued by the Group and not designated as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

The fair value of financial guarantee contract is accounted for by the borrower as transaction costs of the related borrowing and amortised over the guarantee period using the effective interest method.

In relation to a financial guarantees granted to a number of banks over the repayment of loans by associates, the Group has applied the transitional provisions in HKAS 39. The fair value of the financial guarantee contracts at the date of grant amounted to HK$10,350,600, representing a deemed capital contribution to the associates, has been adjusted to the carrying amount of interests in associates. The unamortised amount of HK$250,874 has been recognised as financial liabilities for the financial guarantee contracts as at 1st July, 2005 and adjusted to the carrying amount of interest in associates accordingly. This change in accounting policy has resulted in an increase in profit for the period (see Note 2 for the financial impact).

Inter segment sales*	-	-	-	-	11,419,811	(11,419,811)	-
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	(11,419,811)	[illegible]
SEGMENT RESULT	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-	1,132,205,342
Unallocated corporate expenses							(230,341,110)
Net finance costs							(95,316,265)
Share of results of associates							381,061,805
Profit before taxation							1,187,609,772
Income tax expense							(116,959,770)
Profit for the period							1,070,650,002

* Inter-segment sales were charged at costs plus margin basis as agreed between both parties.

4. **Share of results of associates**

Share of results of associates included an increase in fair value of investment properties of the associates of HK$149,858,769 (six months ended 31st December, 2005: HK$141,525,913) recognised in the income statements of the associates.

5. **Profit before taxation**

	Six months ended 31st December, 2006 HK$	Six months ended 31st December, 2005 HK$
Profit before taxation has been arrived at after charging (crediting):		
Amortisation of prepaid lease payments	2,289,276	2,132,615
Cost of hotel inventories recognised	21,547,986	16,130,103
Depreciation expenses for owner-operated hotel property	4,610,088	4,294,606
Depreciation of property, plant and equipment	10,272,837	7,231,840
Gain on disposal of property, plant and equipment	(33,825)	(167,677)
Loss on disposal of investment properties	526,234	517,183
Share of tax of associates (included in share of results of associates)	93,276,592	46,979,250

6. **Income tax expense**

	Six months ended 31st December, 2006 HK$	Six months ended 31st December, 2005 HK$
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	55,200,351	40,829,459
Other jurisdictions	24,515,537	11,991,498
	79,715,888	52,820,957
Deferred taxation	113,456,004	64,138,813
	193,171,892	116,959,770

Hong Kong Profits Tax is calculated at 17.5% (six months ended 31st December, 2005: 17.5%) of the estimated assessable profits for the period.

Taxes on profits assessable in the People's Republic of China and elsewhere have been calculated at rates of taxation prevailing in the country and the regions in which the Group operates.

7. **Earnings per share**

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	Six months ended 31st December, 2006 HK$	Six months ended 31st December, 2005 HK$
Earnings for the purpose of basic earnings per share	1,519,137,234	1,066,392,290
Effect of dilutive potential ordinary shares		
Reduction of finance costs, net of tax	17,458,654	42,340,110
Earnings for the purpose of diluted earnings per share	1,536,595,888	1,108,732,400
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	4,379,840,211	4,311,801,841
Effect of dilutive potential ordinary shares		
Convertible bonds	188,502,151	271,002,710
Weighted average number of ordinary shares for the purpose of diluted earnings per share	4,568,342,362	4,582,804,551

12. **Post Balance Sheet Events**

As at 31st December, 2006, a total of HK$3,486,630,000 Convertible Bonds due 2009 (the "Bonds") were converted into 204,312,738 ordinary shares of Sino Land. Subsequent to the period end, additional notices have been received for the conversion of HK$549,120,000 worth of Bonds into 60,342,853 ordinary shares, leaving a principal amount outstanding of HK$64,250,000 or 2.57% of the original principal amount of the Bonds. Pursuant to Clause 6.3 of the Terms and Conditions of the Bonds, the Issuer of the Bonds has the option to early redeem the Bonds in whole if the principal amount outstanding is less than 10% of the principal amount originally issued. The Issuer, therefore, has already given notice to the Trustee and Principal Agent of its intention to exercise its option to redeem the outstanding balance of the Bonds.

CLOSURE OF REGISTER

The Register of Members will be closed from 16th April, 2007 to 18th April, 2007, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 18th April, 2007.

In order to qualify for the interim dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's *Road East, Hong Kong by not later than 4:30 p.m. on* 13th April, 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company repurchased 5,654,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$77,333,967. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate consideration HK$
September 2006	620,000	13.68	13.38	8,405,065
October 2006	5,034,000	13.76	13.46	68,928,902
	5,654,000			77,333,967

All of the shares repurchased were cancelled on delivery of the share certificates during the interim period. 244,000 ordinary shares repurchased in the last financial year ended 30th June, 2006 were cancelled during the interim period. The nominal value of HK$5,898,000 of all the shares cancelled during the interim period was credited to capital redemption reserve and the relevant aggregate consideration of HK$80,069,151 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the interim period.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31st December, 2006, the Company has complied with all code provisions of the *Code on Corporate Governance Practices as set out in Appendix* 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that there was no separation of the roles of the chairman and the chief executive officer, both of the roles are currently undertaken by the Chairman of the Board.

The Board is of the view that the current management structure has been effective in facilitating the Company's operation and business development and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operations of each business unit are overseen and monitored by designated responsible Executive Directors. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the Independent Non-executive Directors constituting one-third of the total number of the Board members have contributed valuable independent views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure it continues to meet these objectives and is in line with the industry practices.

REVIEW OF INTERIM RESULTS

The unaudited interim results of the Group for the six months ended 31st December, 2006 have been reviewed by the audit committee and the auditors of the Company, Deloitte Touche Tohmatsu.

2006-2007 INTERIM REPORT

The 2006-2007 interim report containing all the information required by the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited and the Company's website (www.sino-land.com) while printed copies will be sent to shareholders on or about 30th March, 2007.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 20th March, 2007

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

